EXHIBIT 11.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF INCOME PER COMMON AND COMMON EQUIVALENT SHARE

(In thousands, except per share amounts)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
BASIC
Net income	$22,804	$37,380	$34,767	$67,550

Applicable Share of Computation of Income per Share:

Weighted average common shares outstanding	396,196	386,191	393,057	387,472

Net Income Per Common Share—Basic:
Net income per common share	$0.06	$0.10	$0.09	$0.17

DILUTED
Net income	$22,804	$37,380	$34,767	$67,550

Applicable Shares for Computation of Net Income Per Share:

Weighted average common shares outstanding	396,196	386,191	393,057	387,472
Weighted average common equivalent shares arising from:
Dilutive stock options	6,644	2,586	6,622	2,554

Weighted average number of common and common equivalent shares	402,840	388,777	399,679	390,026

Net Income Per Common Share—Diluted:
Net income per common share	$0.06	$0.10	$0.09	$0.17